UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)

NPTEST HOLDING CORPORATION

(Name of Issuer)

Common Stock $0.001 Par Value

(Title of Class of Securities)

67019A105

(CUSIP Number)

Gerald Morgan Francisco Partners, L.P. 2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025 (650) 233-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2003

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 67019A105	13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NPTest Holding, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) |_| (b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
|_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 25,379,550

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 25,379,550

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,379,550

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%

14.	TYPE OF REPORTING PERSON OO

CUSIP No. 67019A105	13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Francisco Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) |_| (b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
|_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 25,379,550

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 25,379,550

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,379,550

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 67019A105	13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Francisco Partners GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) |_| (b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
|_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 25,379,550

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 25,379,550

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,379,550

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%

14.	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of NPTest Holding Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 150 Baytech Drive, San Jose, California 95134.

Item 2. Identity and Background.

          (a) Name of Persons Filing this Statement (the “Reporting Persons”)

          NPTest Holding, LLC, a Delaware limited liability corporation (“NPTest LLC”)

          Francisco Partners, L.P., a Delaware limited partnership (“FPLP”)

          Francisco Partners GP, LLC, a Delaware limited liability company (“FPGP”)

          (b)-(c)

          NPTest LLC is a Delaware limited liability company formed to invest in NPTest Holding Corporation. The business address of NPTest LLC, which also serves as its principal office, is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information with respect to FPLP, the majority member of NPTest LLC, and FPGP, the managing member of NPTest LLC, is set forth below.

          FPLP is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of FPLP, which also serves as its principal office, is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to FPGP, the sole general partner of FPLP, is set forth below.

          FPGP is a Delaware limited liability company, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is investing directly or indirectly in various companies. The business address of FPGP, which also serves as its principal office, is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to David M. Stanton, Sanford R. Robertson, Benjamin H. Ball, Dipanjan Deb, Neil M. Garfinkel, Gerald Morgan, and David Golob, the Managing Directors of FPGP, is set forth below.

          Mr. David M. Stanton is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Stanton is also a Member of Francisco Partners Management, LLC (“FPM”), which provides management services to FPLP at the request of FPGP. The business address of Mr. Stanton is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Sanford R. Robertson is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Robertson is also a Member of FPM. The business address of Mr. Robertson is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Benjamin H. Ball is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Ball is also a Member of FPM. The business address of Mr. Ball is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Dipanjan Deb is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Deb is also a Member of FPM. The business address of Mr. Deb is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Neil M. Garfinkel is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Garfinkel is also a Member of FPM. The business address of Mr. Garfinkel is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. David Golob is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Golob is also a Member of FPM. The business address of Mr. Golob is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          Mr. Gerald Morgan is a Managing Director of FPGP, which is the general partner of FPLP. Mr. Morgan is also a Member of FPM. The business address of Mr. Morgan is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

          (d)–(e) During the last five years, none of the entities or persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of Messrs. Stanton, Robertson, Ball, Deb, Garfinkel, Golob, and Morgan is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

          On December 16, 2003, NPTest LLC, acquired 2,566,247 Shares from the Issuer pursuant to a merger in exchange for its redeemable preferred stock of the Issuer. The number of Shares acquired was based on the liquidation value of the preferred stock (less a cash redemption of a portion of the preferred stock) divided by the price at which Shares were sold to the public in the Issuer's initial public offering.

Item 4. Purpose of Transaction.

          The Shares to which this statement relates were acquired in connection with the initial public offering by Issuer of Shares and the related redemption or exchange of all of its preferred stock pursuant to a merger in which NPTest LLC, the holder of the redeemable preferred stock, received a combination of cash and Shares with an aggregate value equal to the liquidation value of the preferred stock.

          The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

          NPTest LLC is a party to an Underwriting Agreement dated as of December 10, 2003 with the Issuer and the underwriters named therein pursuant to which, if the underwriters choose to exercise their over-allotment option by January 15, 2003, NPTest LLC would sell a portion of its holdings of Shares at the IPO price.

Item 5. Interest in Securities of the Issuer.

          (a) (1) NPTest LLC is the record and beneficial owner of 25,379,550 Shares, which represents approximately 63.5% of the outstanding Shares.

          (2) In its capacity as the holder of a majority of the membership interests in NPTest LLC, FPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed the beneficial owner of 25,379,550 Shares, which represents approximately 63.5% of the outstanding Shares.

          (3) In its capacity as the managing member of NPTest LLC and the managing member of FPLP, FPGP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed the beneficial owner of 25,379,550 Shares, which represents approximately 63.5% of the outstanding Shares.

          (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

          (c) On December 16, 2003, the Reporting Persons acquired 17,195,326 Shares in exchange for convertible preferred stock of the Issuer pursuant to a merger, based on the conversion ratio set forth in the certificate of designation for the convertible preferred stock.

          (d) The right to receive dividends on, and proceeds from the sale of, the Shares which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

          (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

          The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

          NPTest LLC and the Issuer entered into a Stockholder Agreement dated as of November 18, 2003, which gives NPTest LLC the right to nominate a majority of the members of the Board of Directors of the Issuer and registration rights for its Shares.

Item 7. Material to be Filed as Exhibits.

          Exhibit 99.1: Joint Filing Agreement among the parties regarding filing of Schedule 13D.

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: December 29, 2003

NPTEST HOLDING, LLC

By: FRANCISCO PARTNERS GP, LLC, Its Managing Member

By:	/s/ Gerald Morgan
Name: Title:	Gerald Morgan Managing Director

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: December 29, 2003

FRANCISCO PARTNERS L.P.,

By: FRANCISCO PARTNERS GP, LLC, Its General Partner,

By:	/s/ Gerald Morgan
Name: Title:	Gerald Morgan Managing Director

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: December 29, 2003

FRANCISCO PARTNERS GP, LLC,

By:	/s/ Gerald Morgan
Name: Title:	Gerald Morgan Managing Director